July 14, 2010

Jeffrey P. Riedler
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission

Re:          IDEXX Laboratories, Inc.
Form 10-K for Fiscal Year Ended December 31, 2009
Filed on February 19, 2010
File No. 000-19271

Dear Mr. Riedler:

Please see our responses below to your letter dated July 1, 2010.  Each of our responses is preceded by a reproduction of the corresponding numbered Staff comment.

In connection with responding to the Staff’s comments, we acknowledge that:
•	We, the Company, are responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	We, the Company, may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-K December 31, 2009

Item 1.  Business

Production and Supply, page 9

Comment:

1.	Please be advised that we cannot clear our review of your annual report on Form 10-K until your agreement with Moss, Inc. has been filed.

Mr. Jeffrey P. Riedler
United States Securities and Exchange Commission
July 14, 2010

Response:

We confirm that we will file our agreement with Moss as an exhibit with the Form 10-Q for the second quarter of 2010, subject to a request for confidential treatment for portions of the agreement.  We anticipate that we will file our Form 10-Q on or about July 23, 2010.

Patents and Licenses, page 9

Comment:

2.	We note your response to our prior comment 3. Please confirm that you will include this information in your response in future filings.

Response:

In future Form 10-K filings, beginning with the Form 10-K for the 2010 fiscal year, we confirm that we will disclose that the patented technology for the detection of Lyme disease is utilized in certain of our SNAP® products and a reference laboratory test, and that the patented technology for the detection of FIV antibodies is utilized in certain of our SNAP® products.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion & Analysis, page 22

3.
We note your response to comment 9 and your statement that the Committee’s subjective determination is based on those factors it deems relevant.  Please confirm that in future years you will discuss all factors that the Committee considered in determining bonuses.  Also, to the extent that individual goals are set, please confirm that you will discuss the level of achievement and how the level of achievement was used to determine bonuses.  If the level of achievement is not considered by the Committee, you should discuss the factors that were considered and why the individual goals were not considered.

Response:

In future proxy statements, beginning with the proxy statement for our 2011 annual meeting of shareholders, we will discuss all material factors that the Committee considered in making its subjective determination of discretionary bonuses.

As described in our proxy statement, each named executive officer’s goals are established as part of the company’s general performance management process, which is not directly related to compensation.

•	In the event the level of achievement of these goals is considered by the Committee in its determination of discretionary bonuses, to the extent that level of achievement is

Mr. Jeffrey P. Riedler
United States Securities and Exchange Commission
July 14, 2010

substantially the same across the group of named executive officers, we will discuss the level of achievement of these goals as a group, in a manner similar to our discussion in our letter to you of June 11, 2010 (i.e., the Committee’s overall assessment of each executive’s performance in 2009 was that on the whole they achieved their respective goals), and how the level of achievement impacted the Committee’s subjective bonus determinations.  To the extent there are material differences among the percentage of target bonus amounts awarded to the named executive officers, we will discuss the Committee’s specific assessments of relative goal achievement that are material for an understanding of the bonus awards.

•
In the event that the level of achievement of these goals is not considered by the Committee, we will discuss the material factors that were considered by the Committee and why the level of achievement of these goals was not considered.

If you have any questions regarding the foregoing, please do not hesitate to contact me at (207) 556-4920.

Sincerely,

/s/ Conan R. Deady
Corporate Vice President, General Counsel and Secretary

cc:  Suzanne Hayes
       Branch Chief